Room 4561

June 21, 2007

Steven A. Flagg
President and Chief Executive Officer
PurchaseSoft, Inc.
2091 Business Center Drive, Suite 100
Irvine, CA 92612

Re: **PurchaseSoft, Inc.**
       Form 8-K/A filed on June 18, 2007
       File No. 0-11791

Dear Mr. Flagg:

We have reviewed the above referenced filing and your correspondence of June 18, 2007 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. As previously requested in our letter dated March 13, 2007, amend your filing to disclose whether during your two most recent fiscal years and the subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

2. Pursuant to Item 304(a)(3) of Regulation S-B you should provide the former accountant with a copy of your amended disclosures no later than the day that the disclosures are filed and request that the former accountant furnish a letter addressed to the Commission stating whether it agrees with the statements you

have made and, if not, stating the respects in which it does not agree. File the letter as an exhibit to the amended filing in accordance with the provisions of Item 304(a)(3) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 or me at (202) 551-3730 with any questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief